UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RENTERS CHOICE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 0114 10 8
                                 (CUSIP Number)

                     (Continued on the following page(s))

                             Page 1 of 5 Pages

CUSIP No. 76 0114 10 8           SCHEDULE 13G                    Page of 5 Pages
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1)   Name of Reporting Person
     S. S. or I. R. S. Identification No. of Above Persons

     Mark E. Speese
     SSN:  429 62 3515

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [  ]
                                                                      (b) [  ]
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3)   SEC Use Only
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4)   Citizenship or Place of Organization  United States
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Number of                   (5)  Sole Voting Power  2,760,032
Shares Bene-                ---------------------------------------------------
ficially
Owned by                    (6)  Shared Voting Power
Reporting                   ---------------------------------------------------
Person With
                            (7)  Sole Dispositive Power 2,760,032
                            ---------------------------------------------------

                            (8)  Shared Dispositive Power
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9)   Aggregate Amount Beneficially Owned by Reporting Person  2,760,032
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                   (See Instructions)      [X]
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11)  Percent of Class Represented by Amount in Row (9) 11.1%
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12)  Type of Reporting Person (See Instructions)  IN
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                             Page 2 of 5 Pages

PRELIMINARY NOTE

ITEM 1(A). NAME OF ISSUER:

      This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Renters Choice, Inc., a Delaware corporation (the "Company").

ITEM 2(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      The address of the principal executive offices of the Company is 13800 Montfort Drive, Suite 300, Dallas, Texas 75225.

ITEM 2(A) NAME OF PERSON FILING:

      This statement is filed by Mark E. Speese.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The business address of Mr. Speese is 13800 Montfort Drive, Suite 300, Dallas, Texas 75225.

ITEM 2(C). CITIZENSHIP:

      Mr. Speese is a United States citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      This statement relates to the Common Stock of the Company.

ITEM 2(E). CUSIP NUMBER:

      The CUSIP Number of the Common Stock is 76 0114 10 8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) CHECK WHETHER THE PERSON FILING IS A:

      Not Applicable.

ITEM 4.  OWNERSHIP:

      Mr. Speese owns 2,761,832 shares of Common Stock of the Company (the "Shares"), approximately 11.1% of the Common Stock outstanding. Mr. Speese has sole power to vote, direct the vote, dispose or direct the disposition of the Shares. Mr. Speese disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 of 1,800 Shares held by Mr. Speese's children.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

                                Page 3 of 5 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10. CERTIFICATION:

      Not Applicable.

                                Page 4 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997                         /S/ MARK E. SPEESE
                                              Mark E. Speese

                             Page 5 of 5 Pages